Exhibit 99.1

New Pacific Provides Project Updates

VANCOUVER, BC, March 15, 2023 /CNW/ - New Pacific Metals Corp. ("New Pacific" or the "Company") (TSX: NUAG) (NYSE American: NEWP) is pleased to provide an update on its 2023 plan for its three precious metal projects in Bolivia.

The Silver Sand Project

With the filing of the independent Preliminary Economic Assessment technical report for the Silver Sand project in February 2023 ("PEA"), the Company is working to advance the Silver Sand Project in 2023 by 1) completing a pre-feasibility study ("PFS"), and 2) working towards obtaining an "environmental license", that is the "Environmental Impact Statement (DIA)" issued by the Ministry of Environmental and Water of Bolivia.

The Company already has an Administrative Mining Contract ("AMC") which grants mineral exploration and exploitation rights in the AMC area to the Company for 30 years.  For starting to construct the mine and mill at Silver Sand, the Company is required to obtain the "Environmental Impact Statement (DIA)" issued by the Ministry of Environmental and Water of Bolivia after submitting an "Environmental Impact Assessment Study (EEIA)" technical report to the Ministry.

The key components of the EEIA include:

  Technical documents for the project (PEA or PFS);
  Environmental and social baseline data;
  Socialization and agreements with local communities;
  Historical site study; and
  Minutes of public consultation.

With the proposed mine development design, infrastructure layout, and economic evaluation for the Silver Sand Project outlined in the PEA, the Company has now identified communities impacted directly and indirectly, and plans to carry out socialization with these communities.

The Company is also actively engaging with the Bolivia state mining corporation, Corporación Minera de Bolivia ("COMIBOL"), to obtain the ratification and approval of the signed Mining Production Contract ("MPC") at Silver Sand by the Plurinational Legislative Assembly of Bolivia.  The MPC presents an opportunity to explore and evaluate the possible extensions and/or satellites of mineralization outside of the currently defined Silver Sand Project.  The Company remains committed to finding an economically viable solution with COMIBOL to unlock the potential of this additional exploration ground for the benefit of all stakeholders.

The Carangas Project

At the Carangas Silver-Gold Project ("Carangas") in Oruro Department, the Company remains on schedule to complete a 15,000-meter drill program by the end of March 2023 with five drill rigs.  This drill program focuses on three objectives: 1) to extend the deep gold mineralization to the northeast; 2) to extend the shallow silver mineralization to the southwest; and 3) resource definition infill drilling.

The Company is currently working with an independent consulting firm to complete an inaugural mineral resource estimate ("MRE") for Carangas, completion is expected by the middle of 2023 based on data from approximately 80,000 meters of drilling in more than 180 holes completed since June 2021.  The Company will also work with independent consulting firms to complete a PEA study, expected to be completed by the end of 2023.

The Silverstrike Project

At the Silverstrike Project ("Silverstrike") in La Paz Department, the Company has decided to pause its exploration activities this year.  The Company has made the prudent decision to scale back its operations at Silverstrike to focus on the programs for Silver Sand and Carangas projects as outlined above.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company with precious metal projects in Bolivia. The Company's flagship Project, the Silver Sand Silver Project, has released its inaugural PEA study in January 2023. The PEA study shows a post-tax NPV (5% discount) of US$726 millions with an IRR of 39%, underpinned by total silver production of 171 million ounces over 14 years of mine life.  At the recently discovered Carangas Silver-Gold Project, staged resource drilling programs totaling approximately 78,000 meters are expected to be completed by March 2023.  The third project, the Silverstrike Silver-Gold Project, had a 6,000 m discovery drill program in 2022.

For further information, please contact:

Andrew Williams, President
New Pacific Metals Corp.
Phone: (604) 633-1368 Ext. 236
U.S. & Canada toll-free: 1 (877) 631-0593
E-mail: invest@newpacificmetals.com
For additional information and to receive company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING RESULTS OF PRELIMINARY ECONOMIC ASSESSMENT

The PEA results are preliminary in nature and are intended to provide an initial assessment of the Silver Sand Project's economic potential and development options. The PEA mine schedule and economic assessment includes numerous assumptions and is based on both indicated and inferred mineral resources. Inferred resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the project economic assessments described herein will be achieved or that the PEA results will be realized. The estimate of mineral resources may be materially affected by geology, environmental, permitting, legal, title, socio-political, marketing or other relevant issues. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Additional exploration will be required to potentially upgrade the classification of the inferred mineral resources to be considered in future advanced studies. AMC Mining Consultants (Canada) Ltd. (mineral resource, mining, infrastructure and financial analysis) was contracted to conduct the PEA in cooperation with Halyard Inc. (metallurgy and processing), and NewFields Canada Mining & Environment ULC (tailings, water and waste management). The qualified persons for the PEA for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") are Mr. Wayne Rogers P.Eng and Mr. Mo Molavi P.Eng both Principal Mining Engineers with AMC Mining Consultants (Canada) Ltd, Mr. Andy Holloway P.Eng, Process Director with Halyard Inc., and Mr. Leon Botham P.Eng., Principal Engineer with NewFields Canada Mining & Environment ULC. This is in addition to Ms. Dinara Nussipakynova, P.Geo., Principal Geologist with AMC Consultants (Canada) Ltd. who estimated the mineral resources. All qualified persons for the PEA have reviewed the disclosure of the PEA herein. The PEA is based on the MRE, which was reported on November 28, 2022, with an effective date of October 31 2022. The cut-off applied for reporting the pit-constrained mineral resources is 30 g/t silver. Assumptions made to derive a cut-off grade included mining costs, processing costs and recoveries and were obtained from comparable industry situations. The model is depleted for historical mining activities. Mineral resources are constrained by optimized pit shells at a silver price of US$22.50 per ounce, silver metallurgical recovery of 91%, silver payability of 99%, open pit mining cost of US$2.6/t, processing cost of US$16/t, G&A cost of US$2/t, and slope angle of 44-47 degrees. Key assumptions used for pit optimization for the PEA mining pit include silver price of US$22.50 per ounce, silver metallurgical recovery of 91%, silver payability of 99%, open pit mining cost of US$2.6/t, incremental mining cost of US$0.04/t (per 10 m bench), processing cost of US$16/t, tailing storage facility operating cost of US$0.7/t, G&A cost of US$2/t, royalty of 6.00%, mining recovery of 92%, dilution of 8%, and cut-off grade of 30 g/t silver.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws.  Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to: statements regarding the Company's completion of the PFS; the Company's receipt of the DIA; the Company's submission of the EEIA; the Company's planned socialization with certain communities identified as being potentially impacted directly and indirectly by the Silver Sand Project; the ratification and approval of the MPC by the Plurinational Legislative Assembly of Bolivia; the Company's ability to explore and evaluate possible extensions and/or satellites of mineralization outside of the currently defined Silver Sand Project; the Company's planned completion of the Carangas Drill Program by the end of March 2023; the Company's planned achievement of the objectives of the Carangas Drill Program; the Company's completion of the MRE by mid-2023; the Company's completion of a preliminary economic study in respect of the Carangas Project by the end of 2023; anticipated exploration, drilling, development, construction, and other activities or achievements of the Company; inferred, indicated or measured mineral resources or mineral reserves on the Company's projects; the results of the PEA; timing of receipt of permits and regulatory approvals; and estimates of the Company's revenues and capital expenditures.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada, risks associated with community relations and corporate social responsibility, and other factors described under the heading "Risk Factors" in the Company's Annual Information Form for the year ended June 30, 2022 and its other public filings.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company's ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with the Corporacion Minera de Bolivia ("COMIBOL") by the Plurinational Legislative Assembly of Bolivia; the ability of the Company's Bolivian partner to convert the exploration licenses at the Carangas Project to AMC; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements.  All forward-looking statements in this news release are qualified by these cautionary statements.  Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law.  These forward-looking statements are made as of the date of this news release.

CAUTIONARY NOTE TO US INVESTORS

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in NI 43-101.  Unless otherwise indicated, the technical and scientific disclosure herein has been prepared in accordance with NI 43-101, which differs significantly from the requirements adopted by the U.S. Securities and Exchange Commission.

Accordingly, information contained in this news release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Additional information relating to the Company, including the Company's Annual Information Form, can be obtained under the Company's profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company's website at www.newpacificmetals.com.

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SOURCE New Pacific Metals Corp.

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%CIK: 0001369085

CO: New Pacific Metals Corp.

CNW 07:30e 15-MAR-23